

Mail Stop 3561

August 29, 2008

Mr. Cheung Ming
President
Studio II Productions, Inc.
Unit 1306, 13/F, Tower 2, Ever Gain Plaza
No. 88 Container Port Road
Kwai Chung, N.T. Hong Kong

      Re: Studio II Productions, Inc.
              Form 10-K for the Transition Period Ended March 31, 2008
              Filed May 15, 2008
              File No. 0-50000

Dear Mr. Cheung Ming:

      We have reviewed your filing and have the following comments. We have limited our review of your filing to the disclosures pertaining to the evaluation of your internal control over financial reporting. Specifically, we have reviewed your filing to determine if you conducted the evaluation of your internal control over financial reporting, as required by Exchange Act Rules 13a-15 and 15d-15, and provided an assessment and a conclusion as to the effectiveness of your internal control over financial reporting, as required by Item 308T(a) of Regulation S-K. Where indicated, we think you should revise your document in response to these comments; however, if you disagree, we would be pleased to consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation.

      Please revise your report in include management's assessment of internal control over financial reporting as of March 31, 2008. Since you filed a transition report on Form 10-K it appears you are required to report on your management's assessment of internal control over financial reporting. Refer to Questions 6 of "Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Reports Frequently Asked Questions" available on our website at sec.gov/info/accountants/controlfaq.htm.

      If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures *as of the end of the period* covered by the report and revise your disclosure as appropriate.

Also, we note that certifications of your Principal Executive and Principal Financial Officer included as Exhibits 31.1 and 31.2 do not conform exactly to the certification in Item 601(b)(31) of Regulation S-K. Specifically, please revise to replace "small business issuer" with "registrant" throughout paragraphs 3, 4 and 5.

Finally, we note that the filing is signed on your behalf by Cheng Ming. However, the report does not appear to be signed on your behalf by Cheng Ming in his capacities as director, principal executive officer, principal financial officer, controller or principal accounting officer and by at least the majority of the board of directors. Please revise to include the signatures required by Form 10-K. Refer to General Instruction D(2) and the second signature section of Form 10-K for guidance.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 if you have any questions regarding our comments. In his absence, you may contact me at (202) 551-3344.

Sincerely,

William Thompson
Accounting Branch Chief